SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Tangoe, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

87582Y108
(CUSIP Number)

Marlin Management Company, LLC

Attention: Robert Kunold, Jr.

338 Pier Avenue

Hermosa Beach, CA 90254

(310) 364-0100

With a copy to:

Eleazer N. Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 27, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87582Y108	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON 4M Strategic Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,094,599 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,094,599 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,094,599 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 87582Y108	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Marlin Management Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,094,599 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,094,599 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,094,599 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 87582Y108	SCHEDULE 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON David Michael McGovern
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 4,094,599 shares of Common Stock
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,094,599 shares of Common Stock
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,094,599 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 87582Y108	SCHEDULE 13D/A	Page 5 of 7 Pages

This Amendment No. 4 ("Amendment No. 4") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 18, 2016 (the "Original Schedule 13D") as amended by Amendment No. 1 to the Original Schedule 13D, filed with the SEC on June 24, 2016 ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13D, filed with the SEC on December 29, 2016 ("Amendment No. 2"), Amendment No. 3 to the Original Schedule 13D, filed with the SEC on March 1, 2017 ("Amendment No. 3", and the Original Schedule 13D as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 4, the "Schedule 13D") with respect to the shares of common stock, par value $0.0001 per share (the "Common Stock"), of Tangoe, Inc., a Delaware corporation (the "Issuer"). This Amendment No. 3 amends Items 4, 6 and 7 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On April 27, 2017, the Issuer, Asentinel, LLC (the “Parent”), a Marlin portfolio company, and TAMS Inc., a wholly owned subsidiary of the Parent (the “Purchaser”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), under which the Purchaser will commence an all cash tender offer (the “Offer”) for any and all of the Issuer’s outstanding shares of Common Stock, at a purchase price of $6.50 per share (the “Offer Price”), in cash, without interest, subject to any required withholding of taxes. Under the Merger Agreement, the Purchaser is required to commence the Offer within 10 business days after the date of the Merger Agreement. The Offer will remain open for a minimum of 20 business days from the date of commencement, and if the conditions of the Offer are not met as of the initial expiration date the Purchaser is required to extend the Offer one or more times through October 27, 2017 until all of the conditions of the Offer are met, the Offer is terminated in accordance with the terms of the Merger Agreement or the Merger Agreement is terminated in accordance with its terms. The Company granted the Purchaser a customary top-up option (the “Top-Up Option”) under the Merger Agreement.

The Offer is subject to, among other things, shares of Common Stock having been validly tendered and not withdrawn that together with any shares of Common Stock beneficially owned by the Parent or any affiliate of the Parent, represent at least a majority of outstanding shares of Common Stock on a fully diluted basis and a sufficient number of shares of Common Stock to allow for the Parent, the Purchaser and their respective affiliates to own at least 90% of the outstanding shares of Common Stock following the exercise of the Top-Up Option, which is estimated to be approximately 65% of the currently outstanding shares of Common Stock, the expiration or termination of applicable waiting periods and the receipt of any required approvals or clearances under the Hart-Scott-Rodino Antitrust Improvements Act of 1974, as amended, the availability of debt financing for the Parent and certain other customary conditions.

The Company has agreed, among other things, (i) to conduct its business in the ordinary course during the period between the execution of the Merger Agreement and the consummation of the Merger; and (ii) subject to certain customary exceptions set forth in the Merger Agreement to permit the Company’s board of directors to comply with its fiduciary duties, to recommend that the Company’s stockholders accept the Offer and tender their shares pursuant to the Offer and vote in favor of the adoption of the Merger Agreement. The Merger Agreement also contains customary representations, warranties and covenants of the Company, the Parent and the Purchaser. The Merger Agreement includes a 30-day go-shop period and specified termination rights for the Company and the Parent, including the payment of termination fees under certain circumstances.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the actual terms of the Merger Agreement, which is referenced as Exhibit 3 hereto (which is incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on April 28, 2017).

CUSIP No. 87582Y108	SCHEDULE 13D/A	Page 6 of 7 Pages

As disclosed in the Issuer’s Current Report on Form 8-K, filed with the SEC on April 28, 2017, the Parent has obtained equity and debt financing commitments for the transactions contemplated by the Merger Agreement, the aggregate proceeds of which, together with cash on hand at the Purchaser, will be sufficient for the Purchaser to pay the aggregate transaction consideration and all related fees and expenses.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On April 27, 2017, the Issuer, the Parent and the Purchaser entered into the Merger Agreement. The Merger Agreement which is referenced as Exhibit 3 hereto (which is incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on April 28, 2017).

Other than the Joint Filing Agreement previously filed as Exhibit 1 to the Original Schedule 13D, the Non-Disclosure Agreement previously disclosed in Amendment No. 2 to the Schedule 13D, the Indication of Interest Letter previously filed as Exhibit 2 in Amendment No. 3 to the Schedule 13D and the Merger Agreement, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to the Common Stock.

Item 7.	EXHIBITS
Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit	Description
3	Merger Agreement dated April 27, 2017 (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on April 28, 2017).

CUSIP No. 87582Y108	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 1, 2017

4M STRATEGIC INVESTMENTS, LLC

By:	Marlin Management Company, LLC, as manager

By:	/s/ David Michael McGovern
Name: David Michael McGovern
Title: Manager

MARLIN MANAGEMENT COMPANY, LLC

By:	/s/ David Michael McGovern
Name: David Michael McGovern
Title: Manager

/s/ David Michael McGovern
David Michael McGovern